UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-k shall be incorporated by reference into the registrant's registration statement of Form F-3 (File No. 333-142665).

 FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$42.6 MILLION FOR THE SECOND QUARTER OF 2007

Santiago, Chile, July 25, 2007 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the second quarter ended June 30, 2007. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•	LAN reported net income of US$42.6 million for the second quarter of 2007, a 158.9% increase compared to net income of US$16.5 million in the second quarter of 2006.

•

The Company reported operating income of US$56.0 million for the second quarter of 2007 compared to operating income of US$25.4 million in the second quarter of 2006, increasing its operating margin from 3.7% to 7.3%. This increase was the result of an 11.5% increase in revenue, which offset a 7.4% increase in operating costs.

•

Total revenues for the second quarter of 2007 reached US$769.6 million compared to revenues of US$690.0 million in the second quarter of 2006, due mainly to an 18.7% increase in passenger revenues, while cargo revenues increased 3.5% and other revenues decreased 6.3%. Passenger and cargo revenues accounted for 60% and 36% of total revenues, respectively, in the second quarter of 2007. Revenue growth in the passenger business can be largely attributed to the expansion of LAN’s international operations, both regional and long-haul.

•

During the second quarter, LAN completed the nationwide launch of its new business model for short-haul operations on all domestic routes within Chile, with excellent results. Domestic traffic in Chile grew 29.6% during the quarter while domestic load factors increased 9 points to 68.4%, largely driven by fare reductions of over 30% on the lowest fare classes. At the same time, CASK in the domestic business has been reduced via a larger Airbus fleet, increased fleet utilization rates, longer flight legs, and lower distribution costs.

•

In July LAN’s Board of Directors approved orders for a total of 32 Boeing 787 Dreamliners to be received between 2011 and 2016. The total investment in these new aircraft will reach approximately US$ 3.2 billion, the largest investment in the Company’s history, assuring LAN’s future growth and commitment to the development of air travel in Latin America. LAN has also placed orders for four Boeing 777 freighters to be received starting in 2009.

•

In June 2007, LAN successfully completed an equity offering raising a total of US$320 million in the Chilean and United States markets through the placement of 19,881,819 common shares. With this, LAN’s total shares outstanding now amount to 338,790,909. An additional 2,209,091 common shares have not yet been placed, and are reserved for a Company employee stock option plan.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

Management Comments on Second Quarter 2007 Results

LAN reported net income of US$42.6 million in the second quarter of 2007. This result reflects strong capacity expansion, with significant margin improvements resulting mainly from lower costs per ATK compared to the second quarter of 2006. Total revenues increased 11.5% during the quarter, while LAN’s operating margin improved from 3.7% to 7.3%.

Passenger revenues grew 18.7% during the quarter, due mainly to a 24.3% expansion in capacity, partially offset by a 4.4% decline in revenues per ASK. The latter was driven by an 8.5% decline in yields, partially offset by an increase in load factors from 67.8% to 70.8%. LAN’s strong traffic growth during the second quarter of 2007 is especially noteworthy considering that the second quarter is seasonally the weakest quarter for passenger traffic in Latin America. During this quarter, the Company managed its capacity in order to respond to demand growth and market opportunities. As a consequence, capacity increased on all of LAN’s routes, with the largest capacity increases on regional routes. Capacity also increased in all of the Company’s domestic markets, namely Chile, Peru and Argentina. During the quarter, yields decreased mainly as a result of decreases in domestic markets resulting from the implementation of the Company’s new business model for short-haul operations, as well as decreases on certain regional routes compared to the second quarter of 2006.

LAN’s strategy in the cargo business seeks to rationalize its capacity expansion by focusing on the most profitable routes, as well as optimizing its fleet by replacing less efficient ACMI leases with its own Boeing 767 freighters. The implementation of this strategy during the second quarter of 2007 achieved important profitability improvements; margins in the cargo business contributed significantly to LAN’s consolidated margin expansion during this quarter. During the second quarter of 2007, cargo revenues rose 3.5% as capacity rose 7.6% and unit cargo revenues decreased 3.7%. Lower revenues per ATK resulted mainly from a 1.3% decrease in yields, as well as a decline in load factors from 67.0% to 65.4%. Yields were impacted during the quarter by the aforementioned change in route mix.

Operating expenses rose 7.4% compared to the second quarter of 2006, as capacity increased 12.8%. This led to a 3.9% decrease in total costs per ATK (including net financial expenses). Excluding the impact of lower fuel prices, which generated US$2.4 million in lower fuel costs for the quarter, unit costs decreased 5.0%. Excluding fuel costs, unit costs decreased mainly as a result of a change in the commission structure of the cargo business, lower commissions in the passenger business, lower wages and benefits expenses, and lower fleet costs resulting from fewer aircraft rentals and ACMI leases. These factors were partially offset by higher aircraft maintenance costs.

The Company recorded a US$7.6 million non-operating loss in the second quarter of 2007 compared to an US$8.8 million non-operating loss in the second quarter of 2006. In the second quarter of 2007, interest expenses increased due to higher debt related to fleet financing, while interest income increased due to higher cash balances resulting from the proceeds of the equity offering completed during the quarter. The Company recorded a US$4.6 million fuel hedging gain in the second quarter of 2007, compared to a US$10.4 million fuel hedging gain in the second quarter of 2006. LAN has hedged approximately 29% of its fuel requirements for the third and fourth quarters of 2007. The Company has not hedged any of its fuel requirements for 2008.

Other non-operating income/expenses in the second quarter of 2007 also included a US$4.3 million one-time cost related to the sale of the subsidiaries of Lan Logistics Corp. The Company also received US$3.4 million from Airbus related with a change in the delivery schedule of certain Airbus A318 aircraft.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the quarter LAN had US$650 million in cash, cash equivalents and available credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

During the quarter, LAN continued with its retrofit program to reconfigure all of its Boeing 767 passenger aircraft with its new Premium Business Class and upgraded Economy Class. As of June 30, 2007, eleven of LAN’s 21 Boeing 767 passenger aircraft had this new configuration.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)
	2Q07	2Q06	%Chg	1H07	1H06	%Chg

Revenues	769.6	690.0	11.5%	1600.9	1418.1	12.9%
Operating Expenses	(713.6)	(664.6)	7.4%	(1421.4)	(1324.0)	7.4%

Operating Income	56.0	25.4	120.3%	179.5	94.1	90.7%

Depreciation and Amortization	35.2	29.0	21.4%	71.9	57.8	24.4%

EBITDA	91.2	54.4	67.6%	251.4	151.9	65.5%
EBITDA Margin	11.8%	7.9%		15.7%	10.7%

Aircraft Rentals	38.3	39.4	-2.8%	76.2	78.4	-2.8%

EBITDAR	129.4	93.8	38.1%	327.6	230.3	42.3%
EBITDAR Margin	16.8%	13.6%		20.5%	16.2%

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New Business Model for Domestic/Regional Operations

During the quarter, LAN completed the nationwide launch of its new business model for short-haul operations on all domestic routes within Chile, with excellent results. Domestic traffic in Chile grew 29.6% during the quarter, while domestic load factors increased 9 points to 68.4%, largely driven by fare reductions of over 30% on the lowest fare classes. At the same time, CASK in the domestic business has been reduced via a larger Airbus fleet, increased fleet utilization rates, longer flight legs, and lower distribution costs as a result of the reduction in commissions to agents and higher Internet sales. Internet sales in the Chilean domestic operations increased from 16% in 2006 to 34% in June 2007.

Fleet Plan

During the quarter, LAN continued the expansion of its fleet. In May, the Company received its first Airbus A318 aircraft, destined for operations on domestic routes within Chile. To continue the growth of its long-haul passenger operations, the Company also received a new Boeing 767-300ER, the eleventh of LAN’s long haul passenger aircraft to feature the new Premium Business and Economy classes. In July LAN also received its fifth leased Airbus A340 for ultra long haul routes.

LAN’s complete fleet plan and associated capital expenditures are shown in the table below.

In July LAN’s Board of Directors approved orders for a total of 32 Boeing 787 Dreamliners, including 26 owned and six leased aircraft, to be received between 2011 and 2016. The total investment in these new aircraft will reach approximately US$ 3.2 billion, the largest investment in the Company’s history, and assures LAN’s future growth and commitment to the development of air travel in Latin America. Furthermore, the Company announced in June that it will incorporate four new Boeing 777 freighter aircraft into its fleet starting in 2009. This model is a world-class freighter, with the largest capacity and the best efficiency performance in its category.

Sale of Subsidiaries

During the second quarter of 2007, LAN completed the sale of the subsidiaries of Lan Logistics Corp, including the Miami-based companies Lan Box Inc. and courier company SkyNet SA, which were not part of the Company’s core airline business. The sale generated a one-time, non-operating charge of US$4.3 million in the second quarter.

Outlook

The actions mentioned under “Recent Events” above are part of a broad set of initiatives aimed at reinforcing LAN’s future performance. The Company’s strong second quarter operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable the Company to consolidate its position as Latin America’s leading international carrier.

LAN has embarked on a very significant fleet expansion program, which includes the delivery of a total of 11 passenger aircraft in 2007 and 25 in 2008. In addition to more aircraft, ASK growth will be enhanced as a result of increased aircraft utilization and, to a lesser extent, the densification of its current fleet. Overall, LAN expects passenger ASK growth to be between 19-21% in 2007 and between 28-30% in 2008. LAN expects growth in the cargo business in 2007 will largely be driven by capacity in the belly space of passenger aircraft, as well as from possible additional ACMI leases in 2008. As a result, the Company estimates cargo ATK growth of 4-6% in 2007, and 8-10% in 2008.

Consolidated Second Quarter Results

Net income for the second quarter of 2007 amounted to US$42.6 million compared to net income of US$16.5 million in the same period of 2006, an increase of 158.9%. Excluding an extraordinary one-time severance charge in the amount of US$5.3 million recorded in the second quarter of 2006, net income grew 95.4%. Net margin for the quarter increased from 2.4% in 2006 to 5.5% in 2007.

Operating income amounted to US$56.0 million in the second quarter of 2007 as compared to operating income of US$25.4 million in the second quarter of 2006. Operating margin for the quarter increased from 3.7% to 7.3%.

Total operating revenues grew 11.5% compared to the second quarter of 2006, reaching US$769.6 million. This reflected a:

•	18.7% increase in passenger revenues to US$458.4 million,
•	3.5% increase in cargo revenues to US$277.3 million, and a
•	6.3% decrease in other revenues to US$33.9 million.

Passenger and cargo revenues accounted for 60% and 36% of total revenues for the quarter, respectively.

Passenger revenues were higher driven by a 29.7% increase in traffic, partly offset by an 8.5% decrease in yields. Load factors increased from 67.8% to 70.8%, as traffic outpaced the 24.3% increase in capacity. Overall, revenues per ASK decreased 4.4%. Traffic grew as a result of a 29.6% increase in Chilean domestic traffic, and a 29.7% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 88% of total passenger traffic during the quarter. Yields decreased 8.5% mainly due to fare decreases on regional routes, as well as on domestic routes related with LAN’s new business model for short-haul operations.

Cargo revenues increased 3.5% due to a 4.9% increase in traffic, partly offset by a 1.3% yield decrease. Yields decreased primarily due to the change in route mix mainly given the reduction of frequencies to the European market where yields were higher, but profitability was lower than other routes. Capacity during the quarter increased 7.6%. As a consequence, load factors decreased from 67.0% to 65.4%. Revenues per ATK decreased 3.7% compared to the second quarter of 2006.

Other revenues decreased 6.3%, mainly driven by the sale in the second quarter of 2007 of the subsidiaries of Lan Logistics Corp, including the Miami-based companies Lan Box Inc. and courier company SkyNet SA, which were not part of the Company’s core airline business. This effect was partly offset by increased revenues from on board sales and aircraft rentals, maintenance and handling services to third parties.

Total operating expenses increased 7.4% during the quarter, while capacity, as measured in system ATKs, increased 12.8%. As a consequence, unit (ATK) costs decreased 3.9%. Lower jet fuel prices during the quarter led to approximately US$2.4 million in lower fuel costs. Excluding fuel, unit costs decreased 5.0%. Changes in operating expenses were driven by:

•

Wages and benefits increased 5.6%, in line with inflation and the impact of a stronger Chilean peso on local Peso-denominated wages. This was offset by a lower headcount as compared to the second quarter of 2006, despite the 12.8% increase in operations.

•	Fuel costs increased 11.4%, as a 12.7% increase in consumption was offset by a 1.1% decrease in prices, as well as by fuel efficiencies resulting from a newer fleet.
•

Commissions to agents decreased 11.3% due to a 12.5% increase in traffic revenues (passenger and cargo), which was offset by a 3.4 point reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business, as well as to lower commissions in the passenger business in Chile.

•	Depreciation and amortization increased 21.4%, mainly due to the incorporation of five new Boeing 767 aircraft, eight new Airbus A319 aircraft and one new Airbus A318 aircraft.
•

Other rental and landing fees increased 12.1%, mainly due to the impact of increased operations on airport landing fees and handling expenses, which were offset in part by lower variable aircraft rentals, as a result of lower ACMI leases in the cargo business, in addition to the termination of certain cargo allotment agreements.

•	Passenger service expenses increased 23.0%, driven by the 31.8% increase in the number of passengers transported during the quarter, partially offset by changes in the passenger and route mix.
•	Aircraft rentals decreased 2.8% mainly due to a decrease in the average number of leased aircraft.
•

Maintenance expenses increased 49.7% mainly as a result of the expansion in operations, a larger fleet and the increased fleet utilization, as well as higher maintenance rates per hour due to escalation in maintenance contracts.

•

Other operating expenses increased 3.1% due to increased operations, which resulted in increased sales costs. This was partially offset by the de-consolidation of the costs related to the subsidiaries of Lan Logistics Corp, which were sold during the second quarter.

Non-operating results for the second quarter of 2007 amounted to a US$7.7 million loss compared to an US$8.8 million loss in the second quarter of 2006.

•	Interest income increased 156.9% due to higher average cash balances resulting from the proceeds of the equity offering completed during this quarter.
•	Interest expenses increased 37.5% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded an US$8.0 million gain compared to a US$3.7 million gain in 2006. In the second quarter of 2006, this item included a US$6.4 million pre-tax, one-time charge related to severance payments. The Company recorded a fuel hedging gain of US$4.6 million in the second quarter of 2007 (compared to a US$10.4 million gain in the second quarter of 2006), as well as a US$4.6 million foreign-exchange gain (compared to a negligible gain in the second quarter of 2006). In the second quarter of 2007, this item also included a US$4.3 million one-time cost related to the sale of the subsidiaries of Lan Logistics Corp. The Company also received US$3.4 million from Airbus related with a change in the delivery schedule of certain Airbus A318 aircraft.

Consolidated First Half 2007 Results

Net income for the first half of 2007 amounted to US$128.7 million compared to net income of US$96.1 million in the same period of 2006, an increase of 33.9%. Excluding extraordinary items that amounted to US$28.3 million during the first half of 2006, net income rose 89.9% and net margin for the period increased from 6.8% in 2006 to 8.0% in 2007.

Operating income amounted to US$179.5 million in the first half of 2007 compared to US$94.1 million in the first half of 2006. Operating margin for the period increased from 6.6% to 11.2%.

Total operating revenues grew 12.9% compared to the first half of 2006, reaching US$1.6 billion. This reflected a:

•	21.0% increase in passenger revenues to US$995.8 million,
•	1.9% increase in cargo revenues to US$532.6 million, and a
•	flat other revenues which amounted to US$72.5 million.

Passenger and cargo revenues accounted for 62% and 33% of total revenues for the period, respectively.

Passenger revenues grew driven by a 28.0% increase in traffic, partly offset by a 5.5% decrease in yields. Load factors increased from 71.5% to 74.6%, as traffic outpaced the 22.7% increase in capacity. Overall, revenues per ASK decreased 1.4%. Traffic grew as a result of an 18.5% increase in Chilean domestic traffic and a 29.5% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during the period. Yields decreased 5.5% mainly due to fare decreases on regional routes, and on domestic routes related to the new business model for short-haul operations, as well as lower fuel surcharges in the beginning of the period resulting from lower WTI prices compared to the same period of 2006.

Cargo revenues increased 1.9% due to a 3.7% increase in traffic, partially offset by a 1.8% yield decrease. Yields decreased primarily due to the change in route mix mainly given the reduction of frequencies to the European market where yields were higher, but profitability was lower than other routes, as well as lower fuel surcharges in the beginning of the period compared to the same period of 2006. Traffic growth was exceeded by a 4.8% capacity increase. As a consequence, load factors decreased from 65.6% to 64.9%. Revenues per ATK decreased 2.8% compared to the first half of 2006.

Other revenues remained flat, as increased revenues from on-board sales and aircraft rentals, maintenance and handling services to third parties were offset by the sale in the second quarter of 2007 of the subsidiaries of Lan Logistics Corp, including the Miami-based companies Lan Box Inc. and courier company SkyNet SA, which were not part of the Company’s core airline business.

Total operating expenses increased 7.4% during the period while capacity, as measured in system ATKs, increased 12.0%. As a consequence, unit (ATK) costs decreased 3.3%. Lower jet fuel prices during this period led to approximately US$7.4 million in lower fuel costs. Excluding fuel, unit costs decreased 3.7%. Changes in operating expenses were driven by:

•	Wages and benefits increased 6.2%, driven by the expansion in the Company’s operations, offset in part by lower headcount and the impact of a weaker Chilean peso on local Peso-denominated wages.
•	Fuel costs increased 9.3%, as an 11.3% increase in consumption was offset by a 1.8% decrease in prices, as well as by fuel efficiencies resulting from a newer fleet.
•

Commissions to agents decreased 8.1% due to a 13.6% increase in traffic revenues (passenger and cargo), which was offset by a 2.8 point reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business, as well as lower commissions in the passenger business in Chile.

•	Depreciation and amortization increased 24.4%, mainly due to the incorporation of five new Boeing 767 aircraft, eight new Airbus A319 aircraft and one new Airbus A318 aircraft.
•	Other rental and landing fees increased 8.5%, mainly due to the impact of increased landing fees and handling expenses, which were offset in part by lower variable aircraft rentals as a result of lower ACMI leases in the cargo business, as well as the termination of certain cargo allotment agreements.

•	Passenger service expenses increased 22.6%, driven by the 28.8% increase in the number of passengers transported during the period, partially offset by changes in the passenger and route mix.
•	Aircraft rentals decreased 2.8% mainly due to a decrease in the average number of leased aircraft.
•

Maintenance expenses increased 33.1% mainly as a result of the expansion in operations, a larger fleet and the increased utilization of the fleet, as well as higher maintenance rates per hour due to escalation in maintenance contracts.

•

Other operating expenses increased 10.0% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program, “LanPass”. This was partially offset by the de-consolidation of the costs related to the subsidiaries of Lan Logistic Corp, which were sold during the second quarter of 2007.

Non-operating results for the first half of 2007 amounted to a US$27.4 million loss compared to a US$19.4 million gain in the first half of 2006.

•	Interest income increased 70.6% due to higher average cash balances resulting from the proceeds of the equity offering completed during the second quarter.
•	Interest expenses increased 42.4% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded a US$3.5 million gain compared to a US$41.9 million gain in 2006. In the first half of 2006, this item included a US$40.3 million pre-tax, one-time gain related to the change in the Company’s aircraft maintenance accounting policy and a US$6.4 million pre-tax, one-time loss related to severance payment charges. The Company recorded a fuel hedging gain of US$0.1 million in the first half of 2007 (compared to a US$7.5 million gain in the first half of 2006), as well as a US$5.2 million foreign-exchange gain (compared to a US$0.2 million gain in the first half of 2006).

******

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 52 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 70 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended June 30			For the Six Month Period ended June 30		
	2007	2006	% Change	2007	2006	% Change
REVENUES						
Passenger	458.399	386.045	18,7%	995.843	822.951	21,0%
Cargo	277.261	267.760	3,5%	532.557	522.746	1,9%
Other	33.899	36.163	-6,3%	72.462	72.428	0,0%
TOTAL OPERATING REVENUES	**769.559**	**689.968**	**11,5%**	**1.600.862**	**1.418.125**	**12,9%**
EXPENSES						
Wages and Benefits	(112.524)	(106.581)	5,6%	(223.864)	(210.757)	6,2%
Aircraft Fuel	(212.172)	(190.429)	11,4%	(403.792)	(369.549)	9,3%
Commissions to Agents	(92.338)	(104.154)	-11,3%	(189.123)	(205.878)	-8,1%
Depreciation and Amortization	(35.180)	(28.986)	21,4%	(71.913)	(57.799)	24,4%
Other Rental and Landing Fees	(87.540)	(78.087)	12,1%	(174.236)	(160.589)	8,5%
Passenger Services	(16.805)	(13.667)	23.0%	(33.493)	(27.328)	22.6%
Aircraft Rentals	(38.269)	(39.356)	-2,8%	(76.183)	(78.377)	-2,8%
Aircraft Maintenance	(39.237)	(26.219)	49.7%	(78.846)	(59.246)	33.1%
Other Operating Expenses	(79.503)	(77.076)	3,1%	(169.952)	(154.513)	10,0%
TOTAL OPERATING EXPENSES	**(713.568)**	**(664.555)**	**7.4%**	**(1.421.402)**	**(1.324.036)**	**7.4%**
OPERATING INCOME (LOSS)	**55.991**	**25.413**	**120,3%**	**179.460**	**94.089**	**90,7%**
OPERATING MARGIN	*7,3%*	*3,7%*	*3.6 pp*	*11,2%*	*6,6%*	*4.6 pp*
OTHER INCOME (EXPENSE)						
Interest Income	3.483	1.356	156,9%	6.408	3.757	70,6%
Interest Expenses	(19.093)	(13.885)	37,5%	(37.316)	(26.208)	42,4%
Other Income-Net	7.974	3.727	114,0%	3.548	41.894	-91,5%
TOTAL	**(7.636)**	**(8.802)**	**-13,2%**	**(27.360)**	**19.443**	**-240,7%**
INCOME BEFORE MINORITY INTEREST	**48.355**	**16.611**	**191,1%**	**152.100**	**113.532**	**34,0%**
Minority Interest	1.622	3.096	-47,6%	1.598	1.571	1,7%
INCOME (LOSS) BEFORE INCOME TAXES	**49.977**	**19.707**	**153.6%**	**153.698**	**115.103**	**33.5%**
Income Taxes	(7.344)	(3.238)	126,8%	(24.977)	(18.980)	31,6%
NET INCOME (LOSS)	**42.633**	**16.469**	**158,9%**	**128.721**	**96.123**	**33,9%**
NET MARGIN	*5,5%*	*2,4%*	*3.2 pp*	*8,0%*	*6,8%*	*1,3 pp*
NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	**42.633**	**21.814**	**95,4%**	**128.721**	**67.782**	**89,9%**
NET MARGIN	*5,5%*	*3,2%*	*2.4 pp*	*8,0%*	*4,8%*	*3.3 pp*
Shares Outstanding	338.790.909	318.909.090	6,2%	338.790.909	318.909.090	6,2%
Earnings per share	0,13	0,05	143,7%	0,38	0,30	26,1%
Earnings per ADR	0,63	0,26	143,7%	1,90	1,51	26,1%

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

LAN Airlines S.A.
Consolidated Operating Statistics

	For the Three-Month Period ended June 30			For the Six Month Period Ended June 30		
Operating Statistics	2007	2006	% Change	2007	2006	% Change
System						
ATKs (millions)	1.707,6	1.513,4	12,8%	3.434,2	3.065,5	12,0%
ASKs (millions)	7.483,8	6.022,8	24,3%	15.244,9	12.425,7	22,7%
RTKs (millions)	1.141,8	1.001,1	14,1%	2.330,2	2.059,3	13,2%
RPKs (millions)	5.300,1	4.085,3	29,7%	11.367,5	8.880,1	28,0%
Overall Load Factor (based on ATKs)%	66,9%	66,1%	0,7 pp	67,9%	67,2%	0,7 pp
Break-Even Load Factor (based on ATK)%	63,2%	64,8%	-1,7 pp	61,3%	63,6%	-2,3 pp
Yield based on RTKs (US Cents)	64,4	65,3	-1,3%	65,6	65,3	0,4%
Operating Revenues per ATK (US Cents)	43,1	43,2	-0,3%	44,5	43,9	1,4%
Operating Costs per ATK (US Cents)	40,7	42,3	-3,9%	40,2	41,6	-3,3%
Fuel Gallons Consumed (millions)	97,4	86,5	12,7%	196,6	176,7	11,3%
Average Trip Length (thousands km)	2,138	2,171	-1,6%	2,204	2,218	-0,6%
Passenger						
ASKs (millions)	7.483,8	6.022,8	24,3%	15.244,9	12.425,7	22,7%
RPKs (millions)	5.300,1	4.085,3	29,7%	11.367,5	8.880,1	28,0%
RTKs (millions)	477,0	367,7	29,7%	1.023,1	799,2	28,0%
Passengers Transported (thousands)	2479,4	1881,4	31,8%	5157,2	4003,4	28,8%
Load Factor (based on ASKs) %	70,8%	67,8%	3,0 pp	74,6%	71,5%	3,1 pp
Yield (based on RPKs, US Cents)	8,6	9,4	-8,5%	8,8	9,3	-5,5%
Yield (based on RTKs, US Cents)	96,1	105,0	-8,5%	97,3	103,0	-5,5%
Revenue/ASK (US cents)	6,1	6,4	-4,4%	6,5	6,6	-1,4%
Cargo						
ATKs (thousands)	1.016,5	945,1	7,6%	2.014,2	1.921,6	4,8%
RTKs (thousands)	664,8	633,4	4,9%	1.307,1	1.260,1	3,7%
Tons Transported (thousands)	148,9	136,4	9,2%	293,3	272,0	7,8%
Load Factor (based on ATKs) %	65,4%	67,0%	-1,6 pp	64,9%	65,6%	-0,7 pp
Yield based on RTKs (US Cents)	41,7	42,3	-1,3%	40,7	41,5	-1,8%
Revenue/ATK (US Cents)	27,3	28,3	-3,7%	26,4	27,2	-2,8%

FOR IMMEDIATE RELEASE

LAN Airlines S.A.

Consolidated Balance Sheet (in thousands of US$)

	As of June 30,	
	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	10.468	11.850
Time deposits	288.721	21.468
Marketable securities	134.093	63.533
Accounts and notes receivable -trade and other	411.038	380.635
Accounts and notes receivable from related companies	7.010	2.563
Inventories	56.848	42.213
Prepaid and recoverable taxes	44.217	29.979
Prepaid expenses	18.100	19.336
Deferred income tax assets	10.313	11.911
Other current assets	23.216	17.201
Total current assets	1.004.024	600.689
PROPERTY AND EQUIPMENT (net)		
Aircraft	1.709.196	1.127.139
Other	263.235	242.701
Total property and equipment	1.972.431	1.369.840
OTHER ASSETS		
Investments	3.260	3.554
Goodwill	35.791	43.101
Notes and accounts receivable from related companies	0	18
Long-term accounts receivable	5.383	10.747
Long-term deferred taxes	0	0
Deposits and others	329.494	270.492
Total other assets	373.928	327.912
Total assets	3.350.383	2.298.441
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	18.704
Current portion of long-term loans from financial institutions	81.089	58.813
Current portion of long term leasing obligations	73.030	53.432
Dividends Payable	123	0
Accounts payable	242.407	215.105
Notes and accounts payable to related companies	155	33
Other creditors	0	406
Air traffic liability and others	286.459	205.690
Other current liabilities	157.469	119.524
Total current liabilities	840.732	671.707
LONG-TERM LIABILITIES		
Loans from financial institutions	1.004.626	587.035
Other creditors	30	4.385
Provisions	57.609	70.444
Notes and accounts payable to related companies	0	0
Air traffic liability	13.276	25.667
Deferred taxes	142.813	102.822
Obligations under capital leases	260.458	195.783
Other long-term liabilities	9.981	41.841
Total long-term liabilities	1.488.793	1.027.977
MINORITY INTEREST	2.126	1.764
SHAREHOLDERS' EQUITY		
Common stock	453.444	134.303
Reserves	230	2.620
Interim dividends	0	0
Retained earnings	565.058	460.070
Total shareholders´ equity	1.018.732	596.993
Total liabilities and shareholders´ equity	3.350.383	2.298.441

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 24, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer